EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Mad Catz, Inc., a Delaware corporation
1328158 Ontario Inc., a corporation organized under the laws of Ontario, Canada
Mad Catz Europe, Limited, a company organized under the laws of England and Wales
Mad Catz Interactive Asia Limited, a company organized under the laws of Hong Kong
Mad Catz Technological Development (Shenzhen) Co., Ltd., a company organized under the laws of The Peoples Republic of China
FX Unlimited Inc., a Delaware corporation
Xencet USA, Inc., a Delaware corporation
Singapore Holdings Inc., a Delaware corporation
Winkler Atlantic Holdings Limited, a company organized under the laws of the British Virgin Islands
Mad Catz Gmbh, a company organized under the laws of Germany
Saitek SAS, a company organized under the laws of France
Mad Catz Co., Ltd, a company organized under the laws of Japan